SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3

(Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation

Monthly Power Sold Report

Sector	Power Sold (Gigawatt hours)			Sales (In billions of Won)
	February 2005	February 2006	Year on year growth	February 2005	February 2006	Year on year growth
For February 2006
Residential	7,217	7,541	4.5%	614	659	7.4%
Commercial	6,149	6,645	8.1%	559	622	11.4%
Educational	324	378	16.5%	28	28	0.2%
Industrial	12,937	14,489	12.0%	781	906	15.9%
Agricultural	642	687	7.0%	27	31	13.6%
Street-Lighting	228	239	5.1%	15	16	11.0%

Total	27,498	29,979	9.0%	2,024	2,263	11.8%

From Jan. 2006 through Jan. 2006
Residential	14,356	15,450	7.6%	1,229	1,358	10.5%
Commercial	12,450	13,815	10.5%	1,131	1,274	12.7%
Educational	684	809	18.3%	59	61	4.1%
Industrial	27,492	29,868	8.6%	1,642	1,843	12.2%
Agricultural	1,232	1,365	10.7%	52	61	17.2%
Street-Lighting	472	496	5.0%	29	32	10.2%

Total	56,737	61,802	8.9%	4,141	4,629	11.8%

*	The figures may not add up due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for your convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, Samjung & Co., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no undue reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name :	Kim, Myung-Whan
Title :	General Manager
International Finance Department

Date: April 4, 2006